                                 SCHEDULE 13D



                 Under the Securities Exchange Act of 1934
                              (Amendment No. 11)


                           The Sabine Royalty Trust
                       --------------------------------
                               (Name of Issuer)



                         Units of Beneficial Interest
                   ---------------------------------------
                        (Title of Class of Securities)



                                   785688102
                          ---------------------------
                                (CUSIP Number)

                              Michael S. Paquette
                  Vice President and Chief Accounting Officer
                   Fund American Enterprises Holdings, Inc.
                                The 1820 House,
                                 Main Street,
                          Norwich, Vermont 05055-0850
                                (802) 649-3633
                       -------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                              March 10, 1995
                      ------------------------------------
            (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

        Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto re-porting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                            -----------------------
                              CUSIP NO. 785688102
                            -----------------------
- -------------------------------------------------------------------------------

(1)     NAME OF REPORTING PERSON. S.S. or I.R.S. Identification No. of Above
        Person

                   Fund American Enterprises Holdings, Inc.
                                  94-2708455
- -------------------------------------------------------------------------------

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [_]
                                                          (b) [_]
- -------------------------------------------------------------------------------

(3)     SEC USE ONLY

- -------------------------------------------------------------------------------

(4)     SOURCE OF FUNDS*

- -------------------------------------------------------------------------------

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
- -------------------------------------------------------------------------------

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION           Delaware
                                                       --------

        NUMBER OF UNITS                        (7)     SOLE VOTING POWER
        BENEFICIALLY OWNED                             ------------------------
        BY EACH REPORTING
        PERSON WITH                            (8)     SHARED VOTING POWER
                                                       ------------------------
                                                       695,100
                                               (9)     SOLE DISPOSITIVE POWER
                                                       ------------------------

                                               (10)    SHARED DISPOSITIVE POWER
                                                       ------------------------
                                                       695,100

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        695,100
- -------------------------------------------------------------------------------

(12)    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS*

- -------------------------------------------------------------------------------

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Approximately 4.8%

- -------------------------------------------------------------------------------

(14)    TYPE OF REPORTING PERSON*  HC, CO

- -------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                    2 of 9

                            -----------------------
                              CUSIP NO. 785688102
                            -----------------------
- --------------------------------------------------------------------------------

(1)    NAME OF REPORTING PERSON. S.S. or I.R.S. Identification No. of Above
       Person

                        Fund American Enterprises, Inc.
                                  51-0328932
- --------------------------------------------------------------------------------

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [_]
                                                          (b) [_]
- --------------------------------------------------------------------------------

(3)    SEC USE ONLY

- --------------------------------------------------------------------------------

(4)    SOURCE OF FUNDS*

- --------------------------------------------------------------------------------

(5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) OR 2(e)
- --------------------------------------------------------------------------------

(6)    CITIZENSHIP OR PLACE OF ORGANIZATION            Delaware
                                                       --------

       NUMBER OF UNITS                         (7)     SOLE VOTING POWER
       BENEFICIALLY OWNED                              ------------------------
       BY EACH REPORTING
       PERSON WITH                             (8)     SHARED VOTING POWER
                                                       ------------------------
                                                       695,100
                                               (9)     SOLE DISPOSITIVE POWER
                                                       ------------------------

                                               (10)    SHARED DISPOSITIVE POWER
                                                       ------------------------
                                                       695,100

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       695,100
- -------------------------------------------------------------------------------

(12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS*

- -------------------------------------------------------------------------------

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       Approximately 4.8%

- -------------------------------------------------------------------------------

(14)   TYPE OF REPORTING PERSON* CO

- -------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                     3 of 9

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 11 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 20, 1990, AS AMENDED BY AMENDMENT NO. 1 DATED SEPTEMBER 29, 1992, AMENDMENT NO. 2 DATED MARCH 8, 1993, AMENDMENT NO. 3 DATED JUNE 23, 1993, AMENDMENT NO. 4 DATED OCTOBER 4, 1993, AMENDMENT NO. 5 DATED APRIL 7, 1994, AMENDMENT NO. 6 DATED JUNE 3, 1994, AMENDMENT NO. 7 DATED JULY 22, 1994, AMENDMENT NO. 8 DATED NOVEMBER 9, 1994, AMENDMENT NO. 9 DATED DECEMBER 29, 1994, AND AMENDMENT NO. 10 DATED JANUARY 27, 1995. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D.


Item 1. Security and Issuer.
        --------------------


Item 2. Identity and Background.
        ------------------------
        Schedule I, attached hereto, which is incorporated herein by reference, replaces Schedule I to the Schedule 13D.



Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------



Item 4. Purpose of Transaction.
        -----------------------

        Sales by FAE outlined in Schedule II, attached hereto, which is incorporated herein by reference, were made in the ordinary course of business and not for the purpose or effect of changing or influencing the control of the Issuer or in connection with, or as a participant in, any transaction having such purpose or effect.

                                     4 of 9

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

        (a) & (b) FAEH owns all 695,100 Units indirectly through FAE. The aggregate number of Units and the corresponding percentage of the outstanding Units such number represents is as follows:

                                                   Percentage of
                                  Units                Units
                               Beneficially         Beneficially
                 Person           Owned                Owned
                 ------        ------------         ------------
                 FAEH             695,100               4.8%

                 FAE              695,100               4.8%

        FAEH shares voting power and dispositive power with respect to its 695,100 Units with FAE .

        (c) Schedule II, attached hereto and incorporated herein by reference, describes all transactions by FAEH and FAE, or to the knowledge of FAEH and FAE, any of the persons listed on Schedule I, attached hereto and incorporated herein by reference, in Units effected during the past 60 days.

        (d)     None

        (e) As of March 10, 1995, FAEH and FAE ceased to be the beneficial owners of more than five percent of Units of Beneficial Interest of The Sabine Royalty Trust.

                                     5 of 9

                                   SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: March 16, 1995

                                   FUND AMERICAN ENTERPRISES HOLDINGS, INC.


                                   BY:             /S/
                                      -----------------------------
                                   Name:    Michael S. Paquette
                                   Title:   Vice President and
                                             Controller


                                   FUND AMERICAN ENTERPRISES, INC.


                                   BY:             /S/
                                      -----------------------------
                                   Name:    Terry L. Baxter
                                   Title:   President and Secretary

                                     6 of 9

                          SCHEDULE I TO SCHEDULE 13D
                          --------------------------

      Following is a list of the directors and executive officers of Fund American Enterprises Holdings, Inc. ("FAEH"), and Fund American Enterprises, Inc. ("FAE") setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person.
Each such person is a citizen of the United States of America.

                                                                                  Present
Name and                                                                    Principal Occupation
Business Address                         Office                                 or Employment
- ----------------                         ------                            ----------------------
FAEH

Dennis P. Beaulieu                       Corporate Secretary               Corporate Secretary
Fund American Enterprises                of FAEH                           of FAEH
  Holdings, Inc.
The 1820 House, Main Street
Norwich VT 05055-0850

John J. Byrne                            Chairman of the Board,            Chairman of the Board,
Fund American Enterprises                President & Chief                 President & Chief
  Holdings, Inc.                         Executive Officer of              Executive Officer of
The 1820 House, Main Street              FAEH, Chairman of the             FAEH
Norwich VT 05055-0850                    Board of FAE

Howard L. Clark                          Director                          Retired
200 Park Avenue, Suite 4501              of FAEH
New York NY 10166

Howard L. Clark, Jr.                     Director                          Vice Chairman of Lehman
Lehman Brothers Holdings, Inc.           of FAEH                           Brothers Holdings, Inc.
American Express Tower
New York NY 10128

Robert P. Cochran                        Director                          President & Chief
Financial Security Assurance             of FAEH                           Executive Officer of
  Holdings, Ltd.                                                           Financial Security Assurance
350 Park Avenue                                                              Holdings, Ltd.
New York NY 10022

George J. Gillespie, III                 Director                          Partner in Cravath,
Cravath, Swaine & Moore                  of FAEH                           Swaine & Moore
825 Eighth Avenue
New York NY 10019

K. Thomas Kemp                           Executive Vice President          Executive Vice President
Fund American Enterprises                of FAEH, Director of              of FAEH
  Holdings, Inc.                         FAEH and FAE
The 1820 House, Main Street
Norwich VT 05055-0850

Gordon S. Macklin                        Director                          Chairman of White River
8212 Burning Tree Road                   of FAEH                           Corporation
Bethesda MD 20817

                                    7 of 9

                      ----------------------------------

                                                                                  Present
Name and                                                                    Principal Occupation
Business Address                         Office                                or Employment
- ----------------                         ------                            -----------------------
FAEH

Michael S. Paquette                      Vice President &                  Vice President &
Fund American Enterprises                Controller of FAEH,               Controller of FAEH
  Holdings, Inc.                         Director of FAE
The 1820 House, Main Street
Norwich  VT  05055-0850

Allan L. Waters                          Senior Vice President &           Senior Vice President &
Fund American Enterprises                Chief Financial Officer           Chief Financial Officer
  Holdings, Inc.                         of FAEH, Director of              of FAEH
The 1820 House, Main Street              FAE
Norwich  VT  05055-0850

Arthur Zankel                            Director                          Co-Managing Partner
First Manhattan Co.                      of FAEH                           First Manhattan Co.
437 Madison Ave.
New York  NY 10022




FAE



Terry L. Baxter                          President & Secretary of FAE,     President & Secretary of FAE
Fund American Enterprises, Inc.          Director of FAE
The 1820 House, Main Street
Norwich  VT  05055-0850

                                     8 of 9

                          SCHEDULE II TO SCHEDULE 13D
                          ---------------------------

        Sales of Units of Beneficial Interest of The Sabine Royalty Trust by the Reporting Persons and by persons listed in Schedule I, attached hereto, and incorporated herein by reference, within the last 60 days.

         Sold by             Date             Number Sold             Unit Price
         -------             ----             -----------             ----------
           FAE             1-13-95              12,500                $10.015
           FAE             1-19-95              14,900                $10.042
           FAE             1-20-95              12,500                $10.00
           FAE             1-27-95              26,900                $9.7709

           FAE              2-7-95               9,800                $10.00
           FAE              2-8-95               3,200                $10.00
           FAE              2-9-95               1,900                $10.00
           FAE             2-14-95              25,100                $10.0129
           FAE             2-17-95              12,800                $10.00
           FAE             2-21-95               3,500                $10.00
           FAE             2-23-95               3,300                $10.00
           FAE             2-24-95               8,100                $10.00

           FAE              3-1-95              37,500                $10.00
           FAE              3-7-95              37,200                $10.0242
           FAE             3-10-95              13,800                $10.00

                                     9 of 9